[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 1, 2018

Via EDGAR and Courier

Larry Spirgel, Esq.

Joshua Shainess, Esq.

Office of Telecommunications

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	T-Mobile US, Inc.
Registration Statement on Form S-4
Filed July 30, 2018
File No. 333-226435

Dear Messrs. Spirgel and Shainess:

On behalf of our client, T-Mobile US, Inc. (“T-Mobile” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 24, 2018 regarding the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on July 30, 2018. In connection with this letter, the Company is today filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) by EDGAR. We are separately furnishing to the Staff courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

Questions and Answers

What is the Proposed Transaction?, page 5

1.

You state that neither T-Mobile nor Sprint on its own could generate benefits to consumers such as the rapid launch of a broad and deep nationwide 5G network. However, we note that prior to the announcement of the proposed merger transaction, management of both companies have made statements to the effect that each company would be a leader in 5G. For example, we note Mr. Claure’s assertion in your February 2018 earnings call that Sprint’s “strong spectrum assets” will enable “Sprint to be the leader in the true mobile 5G.” Similarly, we note public statements made by Mr. Legere in December 2017 that “[T-Mobile”] will be the only ones on the fast-track toward a real, mobile nationwide 5G network in 2020 – and have already started deploying 5G ready equipment...we’re leapfrogging the Duopoly like they’re standing still.”

U.S. Securities and Exchange Commission

October 1, 2018

Please reconcile these conflicting statements to clarify each company’s individual prospects for rolling out 5G networks if the merger is not consummated.

Response: In response to the Staff’s comment, we respectfully submit that the referenced statements made by management of Sprint and T-Mobile are not in conflict. The basic premise underlying the network claims made by the parties regarding the benefits of the merger is that, although each of Sprint and T-Mobile will begin offering 5G service in the near future (as will Verizon and AT&T), neither standalone company would be able to offer 5G services comparable in performance to the merged company. This fact is a fundamental driving rationale for the proposed merger transaction. Simply put, the combined company will be able to offer a better 5G network by utilizing the companies’ complementary network assets. The resulting network will allow the combined company to be a much stronger competitor to AT&T, Verizon and other carriers than Sprint or T-Mobile would be on its own. However, regardless of whether the merger is consummated, each of Sprint and T-Mobile will begin deploying its own 5G services in the near future. None of each company’s prior statements contradict this.

Each of Sprint and T-Mobile will offer 5G services, and the areas that they will cover with 5G will increase over time as more 5G equipment is deployed across their networks. However, the performance characteristics of the network that a combined Sprint/T-Mobile can offer will exceed the performance of either carrier’s standalone 5G network. There are a number of reasons for this, including the greater density and coverage of the combined network. Another reason that the combined network will be superior is because it will take advantage of both Sprint’s 2.5 GHz spectrum and T-Mobile’s 600 MHz spectrum for 5G. Sprint’s 2.5 GHz spectrum can provide great capacity, but it does not propagate nearly as far or penetrate buildings nearly as well as 600 MHz spectrum. As a result, in a standalone situation, Sprint’s relative 5G strength will be significant capacity where it offers 5G service, but its geographic coverage will be more limited. In contrast, T-Mobile’s relative strength will be very broad geographic coverage, but it will have more limited capacity. The combined network would have both broader geographic coverage and greater capacity than either Sprint or T-Mobile could practicably offer on its own. Thus, the combined company will offer a robust, nationwide 5G network that greatly exceeds the coverage and performance capabilities that Sprint or T-Mobile is individually capable of achieving.

What T-Mobile Stockholder Approval is Required to Approve the Merger Transactions?, page 9

2.

Explain the reasons why T-Mobile and Sprint are seeking stockholder consents from all shareholders given that the execution and delivery of their respective controlling shareholders’ written consents are sufficient to approve the transaction.

Response: T-Mobile and Sprint are soliciting stockholder consents from all shareholders because, subsequent to the execution of the business combination agreement, SoftBank and Deutsche Telekom executed support agreements, pursuant to which they agreed to execute and deliver

U.S. Securities and Exchange Commission

October 1, 2018

written consents in support of the business combination transactions following receipt of the definitive joint consent solicitation statement/prospectus that forms a part of the effective Registration Statement, and because the parties desire to register the offer and sale of the T-Mobile common stock to the Sprint stockholders in the business combination.

Pursuant to the guidance in Compliance and Disclosure Interpretation, Securities Act Sections, Interpretive Responses Regarding Particular Situations, No. 239.13 (“C&DI No. 239.13”), an acquiring company may seek a commitment from principal security holders of a target company to vote in favor of a business combination transaction, and the Staff has not objected to the registration of offers and sales of the acquiring company’s securities where:

•	the agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

•	the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI No. 239.13 further states that the Staff has objected to the registration on Form S-4 of the offer and sale of securities on Form S-4 if, prior to such registration, the persons who entered into such agreement also deliver written consents approving the business combination transaction.

In the merger transactions, the SoftBank parties that executed the support agreement are holders of more than 5%, but less than 100%, of the voting equity of Sprint, and consents are being solicited from all Sprint shareholders who have not signed such agreements and would be ineligible to purchase in a private offering. In addition, the SoftBank parties that executed the support agreement are not delivering consents approving the business combination transactions until they receive the definitive joint consent solicitation statement/prospectus that forms a part of the effective Registration Statement.

Similarly, the Deutsche Telekom parties that executed the support agreement agreed to deliver consents approving the business combination transactions only after they receive the definitive joint consent solicitation statement/prospectus that forms a part of the effective Registration Statement, and T-Mobile and SoftBank agreed to solicit consents from all T-Mobile shareholders who have not signed a support agreement.

U.S. Securities and Exchange Commission

October 1, 2018

Summary, page 15

3.	Please include a chart showing the proposed ownership structure of the combined company following consummation of the business combination.

Response: In response to the Staff’s comment, the disclosure on page 19 of Amendment No. 1 has been revised.

Opinions of T-Mobile’s Financial Advisors, page 22

4.	Clarify whether there were any specific reasons by either Sprint’s or T-Mobile’s respective full boards in deciding to engage two financial advisors in connection with the merger transactions.

Response: In response to the Staff’s comment, the disclosure on pages 68, 70 and 79 of Amendment No. 1 has been revised.

5.

We note your disclosure in the first paragraph on page 18 and 81 stating PJT Partners’ opinion was “provided solely for the information and assistance of the T-Mobile board of directors.” Similarly, we note that the opinion letter submitted by Raine Securities LLC states that the opinion “is provided for the confidential use of the Board of Directors only.” This disclosure suggests stockholders may not consider or rely on the information in these opinions. Please advise us, with a view towards revised disclosure, whether PJT Partners and Raine Securities believe shareholders are free to consider and rely upon the respective opinions. Refer to http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Response: In response to the Staff’s comment related to the disclosure relating to PJT Partners, the disclosure has been revised to delete the word “solely” on pages 22, 88 and 90 of Amendment No. 1. We note that the PJT Partners’ opinion, attached as Annex H to the Registration Statement, does not contain the term “solely.” T-Mobile stockholders may consider, in their assessment of the recommendation of the T-Mobile board of directors that T-Mobile stockholders vote to approve the T-Mobile charter amendments and the T-Mobile share issuance, that the T-Mobile board of directors took into account, among other factors, the receipt by the T-Mobile board of directors of the PJT Partners opinion; however, PJT Partners’ fairness opinion does not constitute a recommendation to any stockholder of T-Mobile or Sprint as to how any such stockholder should vote or act with respect to the merger transactions or any other matter.

Additionally, in response to the Staff’s comment related to the disclosure by Raine, the words “only” and “confidential” have been deleted from the sentence of the Raine consent letter referenced therein so that it reads: “[t]he Opinion Letter is provided for the ~~confidential~~ use of the Board of Directors ~~only~~ in its evaluation of the transaction contemplated therein.” In addition, the following changes have been made to the following sentence in the Raine opinion letter, including the deletion of the words “only” and “confidential”: “[t]his opinion letter is provided for the ~~confidential~~ use of Sprint ~~only~~ in its evaluation of the Merger and is not to be used by Sprint for any other purpose or disclosed or otherwise

U.S. Securities and Exchange Commission

October 1, 2018

referred to in any manner, without our prior written consent, except as provided in the engagement letter, dated April 25, 2018, by and between Sprint and Raine.” Sprint stockholders may consider, in their assessment of the recommendation of the Sprint board of directors that Sprint stockholders vote to approve the adoption of the business combination agreement, that the Sprint board of directors took into account, among other factors, the receipt by the Sprint board of directors of the Raine opinion; however, Raine’s fairness opinion does not constitute a recommendation to any stockholder of Sprint or T-Mobile as to how any such stockholder should vote or act with respect to the merger transactions or any other matter.

Regulatory Approvals Required for the Merger Transaction, page 29

6.

Provide a discussion and overview of the HSR Act merger review process. Address the possibility that the transaction may be considered a “horizontal merger” and discuss how this could affect the outcome of the regulatory review process.

Response: In response to the Staff’s comment, the disclosure on page 183 of Amendment No. 1 has been revised.

Conditions to the Completion of the Merger Transactions, page 31

7.

Your disclosure indicates that certain conditions to consummation of the merger agreement are waivable. Here and on page 204, please clarify which conditions are waivable and not waivable. Consider doing so through the use of a chart.

Response: In response to the Staff’s comment, the disclosure on pages 31 and 210 of Amendment No. 1 has been revised.

Certain U.S. Federal Income Tax Consequences of the Merger, page 35

8.

We note that your header on page 30 refers to “certain” U.S. Federal Income Tax Consequences of the Merger, and contains a cross reference to page 281 where the material consequences are addressed. Please remove the language on page 30 indicating that only “certain” tax consequences are discussed later in the prospectus. Refer to Section III.C.1 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the disclosure on page 35 of Amendment No. 1 has been revised.

The Merger Transactions, page 65

9.

Disclose the purpose of the Holdco mergers in the context of the overall transaction structure. Explain why the Holdco mergers might not occur. Additionally, address why the business combination is conditioned upon receipt of counsel’s tax opinion only in the event that the Holdco mergers are consummated.

U.S. Securities and Exchange Commission

October 1, 2018

Response: SoftBank UK, a wholly owned subsidiary of SoftBank, currently holds its investment in Sprint through the SoftBank US HoldCos. SoftBank has advised T-Mobile that, for valid non-tax business and commercial reasons, SoftBank desires to own T-Mobile stock directly through SoftBank UK rather than the SoftBank US HoldCos, and to eliminate the SoftBank US HoldCos by way of forward mergers. T-Mobile and Deutsche Telekom agreed to accommodate SoftBank’s request for the HoldCo mergers on the basis that (i) the consummation of the merger would not be conditioned on the occurrence of the HoldCo mergers, and (ii) T-Mobile would be protected against adverse consequences arising from the HoldCo mergers. Accordingly, (i) the obligation of T-Mobile, Merger Sub, Merger Company and the DT parties to consummate the HoldCo mergers is conditioned on the accuracy of the representations and warranties of the SoftBank Parties contained in Section 4.3 of the business combination agreement and on T-Mobile’s receipt of a tax opinion regarding the qualification of each of the HoldCo mergers as a “reorganization” for U.S. federal income tax purposes, and (ii) the business combination agreement provides for indemnification of DT, T-Mobile and their respective affiliates for any and all liabilities of the US HoldCos and for any and all liabilities arising from the HoldCo mergers. In addition, Section 1.1. of the business combination agreement provides that the HoldCo mergers will not be consummated (and that the agreement provisions relating thereto will not be given effect) in the event that either T-Mobile or Sprint is unable to obtain the tax opinion regarding the U.S. federal income tax treatment of the HoldCo mergers that is a condition to its obligation to consummate the HoldCo mergers. In such case, provided all other closing conditions are either satisfied or waived, the transactions contemplated by the business combination agreement, other than the HoldCo mergers, will be consummated. Although the parties never contemplated that the consummation of the merger would be conditioned on the receipt of any tax opinions, following the request for the HoldCo mergers by SoftBank, the Sprint independent committee required that, solely in the situation in which the Holdco mergers are to be completed and the majority stockholder of Sprint benefits from a tax opinion condition regarding the U.S. federal income tax treatment of the receipt of T-Mobile stock in the HoldCo mergers, such opinion must also address the U.S. federal income tax consequences of the merger to the public stockholders of Sprint.

Background of the Merger Transactions, page 67

10.	Discuss why Sprint was amenable to discussing a potential merger at the February 23, 2018 meeting with T-Mobile based upon a lower exchange ratio than what was originally discussed in 2017.

Response: In response to the Staff’s comment, we respectfully direct the Staff to the section of the Registration Statement entitled “The Merger Transactions—Sprint’s Reasons for the Merger and Recommendation of the Sprint Board of Directors” for a discussion of the significant factors that supported the decision of the Sprint board of directors to approve the business combination agreement. The Company has been informed by Sprint that its willingness to engage in discussions involving a lower exchange ratio was based on a number of factors consistent with those set forth in the aforementioned section, in particular (and without any one factor having more significance than others): (i) the decline in the trading

U.S. Securities and Exchange Commission

October 1, 2018

price of Sprint common stock since the parties announced that the merger discussions between T-Mobile and Sprint ended on November 4, 2017 (in addition to the fact that the trading price of T-Mobile common stock had increased during the same period), (ii) the unlikelihood of other strategic alternatives available to Sprint that would provide comparable or superior value to Sprint stockholders, based in part on Sprint’s prior discussions with Company A and Company B, the ongoing discussions with Company C and the fact that there were no other serious inquiries regarding a potential strategic transaction with Sprint even after earlier widespread media reports that Sprint was considering a strategic transaction with T-Mobile, and (iii) the belief that the prospects of the combined company were more favorable than the standalone prospects of Sprint. In response to the Staff’s comment, the Company has revised certain disclosures on page 73 of Amendment No. 1.

11.	Expand your discussion of the parties’ negotiation of the material aspects of the proposed transaction to detail how the parties came to an agreement on the amount of the termination fee.

Response: In response to the Staff’s comment, the disclosure on pages 78 through 80 of Amendment No. 1 has been revised.

12.

We note that parties have held discussions regarding a possible business combination “from time to time,” and that the genesis of those talks dates back to April 2017. However, there have been reports that both companies held serious merger discussion in 2014. If true, please revise to highlight these discussions, and indicate the reasons negotiations did not proceed.

Response: In response to the Staff’s comment, the disclosure on page 67 of Amendment No. 1 has been revised.

T-Mobile’s Reasons for the Merger and Recommendation of the T-Mobile Board of Directors, page 83

13.

We note recent public statements made by Mr. Legere that one of the “compelling benefits” of the merger will be job growth in the U.S. Indicate whether job growth was a consideration of the T-Mobile board in recommending the merger.

Response: In response to the Staff’s comment, the disclosure on page 83 of Amendment No. 1 has been revised to indicate that the T-Mobile board of directors believed that the combined company would create new jobs and employ more people in the United States than T-Mobile and Sprint would be expected to employ on a standalone basis.

14.

We note your disclosure on page 79 that one of the factors the T-Mobile independent committee considered when making its recommendation concerned the procedural safeguards and process implemented to enable the committee to determine the fairness for all of T-Mobile’s stockholders. Describe how the committee considered the voting rights ceded to Deutsche Telekom by SoftBank with respect to the shares received in the merger when evaluating the fairness of the merger to the T-Mobile minority stockholders.

U.S. Securities and Exchange Commission

October 1, 2018

Response: The Staff is supplementally advised that the T-Mobile independent committee considered the terms of the proxy agreement, including the voting rights granted to Deutsche Telekom by SoftBank, when evaluating the fairness of the merger to all T-Mobile stockholders (including stockholders other than Deutsche Telekom). As described in the Registration Statement, the T-Mobile independent committee based its determination on the totality of the information presented to it and the factors it considered, including each of the factors described in the section of the Registration Statement entitled “The Merger Transactions—T-Mobile’s Reasons for the Merger and Recommendation of the T-Mobile Board of Directors.”

The T-Mobile independent committee considered the voting rights granted to Deutsche Telekom by SoftBank as a condition to obtaining the benefits of the proposed transaction. As stated on pages 63 and 68 of the Registration Statement (pages 68 and 74 of Amendment No. 1), Deutsche Telekom’s willingness to consent to a business combination transaction between T-Mobile and Sprint was conditioned on it continuing to have governance rights consistent with the rights of a controlling stockholder, including for purposes of consolidating the financial statements of the combined company into the financial statements of Deutsche Telekom, which, in turn, required Deutsche Telekom to retain voting control of at least a majority of the shares of the combined company following the merger.

In addition, the T-Mobile independent committee also considered the comparison between Deutsche Telekom’s existing control of T-Mobile and the proposed governance of the combined company, the continuation of T-Mobile’s status as a “controlled company,” and T-Mobile’s historical collaborative relationship with Deutsche Telekom and the resulting success of T-Mobile. As noted on page 78 of the Registration Statement (page 84 of Amendment No. 1), the fact that Deutsche Telekom would continue to have control of the combined company gave the T-Mobile independent committee greater confidence in the ability of the combined company to achieve the estimated synergies contemplated by the merger. The T-Mobile independent committee also viewed Deutsche Telekom’s voting control as being balanced with certain agreed-upon procedural safeguards, including SoftBank’s voting and governance rights in the combined company, the inclusion of independent directors on the combined company board and the combined company’s policy for the approval of related party transactions.

After weighing these considerations with the totality of the information presented to the T-Mobile independent committee and the other factors it considered, the T-Mobile independent committee determined that the merger was fair to all T-Mobile stockholders (including stockholders other than Deutsche Telekom).

In response to the Staff’s comment, the Company has revised certain disclosures on pages 68, 71, 74, 81 and 85 of Amendment No. 1.

U.S. Securities and Exchange Commission

October 1, 2018

Unaudited Pro Forma Condensed Combined Financial Information, page 244

15.	Please update to provide a pro forma balance sheet and income statement as of the most recent interim period. Please refer to Rule 11-02(c) of Regulation S-X.

Response: In response to the Staff’s comment, the pro forma balance sheet and income statement periods in Amendment No. 1 have been updated to the most recent interim period.

Note 3. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation of the Transactions, page 250

16.	Explain to us why you are including the repayment of Sprint’s debt in your estimate of the merger consideration.

Response: In response to the Staff’s comment, the Company respectfully submits that certain Sprint debt included in the merger consideration will be paid concurrent with the close of the merger transactions, and as such will not be an assumed liability and is included in the merger consideration. The Sprint debt being paid off is subject to change in control provisions, which may trigger immediate payment, and debt covenants, which will be violated upon the closing of the merger transactions.

Note 5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 253

17.

Please revise to more clearly demonstrate how the cash outflows presented in the table of footnote 5(a) for the repayment of T-Mobile and Sprint debt ($8.5 billion and $10.4 billion, respectively) correspond to the adjustments to short-term and long-term debt presented in the table of footnote 5(c).

Response: In response to the Staff’s comment, the disclosure on page 253 of Amendment No. 1 has been revised.

18.

The third paragraph of footnote 5(c) makes reference to anticipated new debt of $38 billion while the pro forma balance sheet adjustments reflect $26 billion of new debt. Please revise your discussion in footnote 5(c) to more clearly differentiate between pro forma adjustments made to reflect financing needed to complete the acquisition and additional financing that the Company may obtain but is not needed to complete the acquisition (and thus is excluded from the pro forma adjustments).

Response: In response to the Staff’s comment, the disclosure on page 254 of Amendment No. 1 has been revised.

19.

Reference is made to adjustment 5(e) to property and equipment. Please disclose why the historic net carrying value of property and equipment exceeds your estimate of fair value and advise us. Also, explain to us why it is not necessary for Sprint to record an asset impairment charge in its results of operations. In this regard, tell us when Sprint last assessed the fair value of these assets, the results of this assessment, and the methodology used. In light of the apparent conclusion of Sprint management that the fair value of these assets exceeds the carrying value, tell us why you believe your fair value conclusions are reasonable.

U.S. Securities and Exchange Commission

October 1, 2018

Response: In response to the Staff’s comment, T-Mobile respectfully submits that the property and equipment was estimated based on the market participant assumption that a significant amount of Sprint’s assets would be decommissioned upon completion of the proposed transaction. The combination of T-Mobile’s and Sprint’s networks is expected to result in rationalization of Sprint’s property and equipment for reasons such as redundant cell site locations, abandonment of projects and duplicative assets, which is viewed as consistent with the plans of market participants. For example, the carrying value of property and equipment at redundant cell site locations includes items such as site improvement costs, which have a fair value that is estimated to be less than carrying value as these assets do not have an alternative use and are not expected to be used over their current remaining useful life. With respect to Sprint’s carrying value and impairment testing, Sprint performs the recoverability test for property and equipment pursuant to ASC 360 (undiscounted cash flow test) on at least an annual basis, with the most recent test performed during the fiscal year ended March 31, 2018. No impairments of long-lived assets were identified as a result of the most recent recoverability test. Regarding the assessment of fair value, Sprint most recently assessed the fair value of the entire property and equipment portfolio as part of the purchase accounting adjustments associated with the SoftBank acquisition in 2013. In 2014, Sprint also assessed the fair value of property and equipment attributable to its Wireline segment, which resulted in an impairment of approximately $200 million. In response to the Staff’s comment, the disclosure on pages 255 and 256 of Amendment No. 1 has been revised.

20.	Please provide in Note 5(e) a quantified breakdown of Sprint’s property and equipment by asset class, indicating the historic carrying value, fair value, and adjustment amount.

Response: In response to the Staff’s comment, the disclosure on page 256 of Amendment No. 1 has been revised. Note 5(e) in the Registration Statement corresponds to Note 5(f) in Amendment No. 1.

21.

It appears that the table at the top of page 247 includes an inadvertent subtotal line between the adjustments to long-term debt for the elimination of Sprint debt issuance costs and the unamortized premium. Please revise as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 255 of Amendment No. 1 has been revised.

Note 6. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 258

22.	Regarding adjustment 6(b)(ii), please clarify why you are reducing compensation expense for the post-combination portion of Sprint’s equity awards assumed by T-Mobile and advise us.

U.S. Securities and Exchange Commission

October 1, 2018

Response: In response to the Staff’s comment, the Company respectfully submits that the historic stock based compensation expense recorded for the periods ending December 31, 2017 and March 31, 2018 was higher than the estimated value of the replacement post combination expense for Sprint’s equity awards, as the share price pertaining to the historic periods presented was higher than the current share price utilized to calculate the replacement estimate.

23.	Please expand the tables in Note 6(c) to separately disclose the adjustments to the Sprint income statement line-items “depreciation—network and other” and “depreciation—equipment rentals.”

Response: In response to the Staff’s comment, the disclosure on page 259 of Amendment No. 1 has been revised. Note 6(c) in the Registration Statement corresponds to Note 6(d) in Amendment No.1.

Material U.S. Federal Income Tax Consequences of the Merger, page 290

24.

You disclose that only in the event the HoldCo mergers are consummated is the closing of the merger conditioned upon receipt of an opinion of counsel to the effect that the merger will qualify as a Section 368(a) reorganization. You also disclose that it is intended that the merger will qualify as a reorganization. In light of the materiality of the stock for stock exchange in the merger not being taxable to Sprint shareholders, a tax opinion supporting the intended tax treatment appears to be required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin 19 (October 12, 2011).

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the disclosure expressly states that no assurance can be given regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code, and sets forth in detail the consequences to Sprint stockholders if the merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code. The disclosure also expressly states that only in the event that the HoldCo mergers are consummated is the closing of the merger conditioned upon the receipt of an opinion of counsel to the effect that the merger will qualify as a “reorganization,” and neither T-Mobile nor Sprint intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Because no representation or opinion is provided, and no assurances are given to Sprint stockholders that a tax opinion will be obtained, we respectfully submit that the guidance in Staff Legal Bulletin 19 related to the requirements for tax opinions is not applicable here. In this respect, the merger is similar to any other transaction with respect to which no representation as to tax consequences is set forth in the relevant filing (or a transaction that is fully taxable) and with respect to which no Exhibit 8 tax opinion would be required to be filed. Amendment No. 1 retains the risk factor disclosure that was included in the Registration Statement related to the tax treatment of the merger, which is set forth on page 45 of Amendment No. 1.

*        *        *         *        *        *

U.S. Securities and Exchange Commission

October 1, 2018

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1394 or my colleagues, Adam O. Emmerich at (212) 403-1234 or Mark A. Stagliano at (212) 403-1060.

Sincerely yours,

/s/ David K. Lam

David K. Lam

cc:	David A. Miller, T-Mobile US, Inc.
Jorge E. Gracia, Sprint Corporation
Brandon C. Parris, Morrison & Foerster LLP
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz